September 11, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, NE

Washington, DC 20549

Attention: Larry Spirgel, Assistant Director

Re:	Weight Watchers International, Inc.
Form 10-K for the Fiscal Year Ended January 3, 2009
Filed March 4, 2009
Forms 10-Q for the Quarterly Periods Ended April 4 and July 4, 2009
File No. 1-16769

Dear Mr. Spirgel:

This letter follows up on my conversation with Sharon Virga, Senior Staff Accountant, of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the letter (the “Letter”) from the Staff to Weight Watchers International, Inc. (the “Company”) dated August 31, 2009 with respect to the above-referenced Form 10-K and Forms 10-Q. The Company continues to work diligently on a comprehensive response to the Letter, and expects to provide the Commission with its response by September 29, 2009. As requested, this letter has been filed with the Commission as correspondence through EDGAR.

Please direct any questions or comments to me at (212) 589-2709.

Very truly yours,

/s/ Ann M. Sardini

Ann M. Sardini

Chief Financial Officer

cc:	Sharon Virga, Senior Staff Accountant
Jeffrey A. Fiarman, Executive Vice President, General Counsel and Secretary